SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

One Price Clothing Stores, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682411

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners III, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun One Price, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,490,627 (1) (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,009,069 (1) (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,490,627 (1) (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.00% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, this figure includes Common Stock issuable to Sun One Price pursuant to the Sun One Price Warrant (as defined in Item 3).

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of One Price Clothing Stores, Inc., a Delaware corporation (the "Issuer").  The name and address of the principal executive offices of the Issuer are:

One Price Clothing Stores, Inc. Hwy 290 Commerce Park 1875 E. Main Street Duncan, SC 29334

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  Sun One Price, LLC, a Delaware limited liability company ("Sun One Price"), Sun Capital Partners III, LP, a Delaware limited partnership ("Sun Partners III LP"), Sun Capital Partners III QP, LP, a Delaware limited partnership ("Sun Partners III QP LP"), Sun Capital Advisors III, LP, a Delaware limited partnership ("Sun Advisors III"), Sun Capital Partners III, LLC, a Delaware limited liability company ("Sun Partners III LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse").  Leder and Krouse may each be deemed to control Sun One Price, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III, and Sun Partners III LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners III LLC, which in turn is the general partner of Sun Advisors III, which in turn is the general partner of Sun Partners III LP and Sun Partners III QP LP, and Sun Partners III LP and Sun Partners III QP LP together own 100% of the membership interests of Sun One Price.  Sun One Price, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III, Sun Partners III LLC, Leder and Krouse are collectively referred to as the "Reporting Persons."

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

Sun One Price, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III, and Sun Partners III LLC are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

On June 27, 2003, Sun One Price and the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which on June 27, 2003 Sun One Price acquired (i) 97.95 shares of the Issuer's Series A Preferred Stock, par value $0.01 (the "Series A Preferred"), (ii) 5,014,159 shares of

Common Stock, and (iii) a warrant to purchase up to an aggregate of 6,275,682 shares of Common Stock over a term of 10 years at prices ranging from $0.01 to $22.20 per share, with a weighted average price of $2.35 per share (the "Sun One Price Warrant").  The Sun One Price Warrant is exercisable only after warrants, options or other conversion rights that were issued and outstanding on or immediately prior to June 27, 2003 and that are exercisable for shares of Common Stock (the "Pre-Closing Options") have been exercised.  After such time as any Pre-Closing Options have been exercised, Sun One Price has the right to purchase 5.67 times .9795 times the number of shares of Common Stock exercised by the holder of a Pre-Closing Option at the exercise price associated with such Pre-Closing Option.  The Sun One Price Warrant is intended to maintain Sun One Price's approximately 85% ownership of all outstanding Common Stock in the event Pre-Closing Options are exercised.  Each share of Series A Preferred will be automatically converted into 119,645 shares of Common Stock upon the effectiveness of an amendment to the Issuer's articles of incorporation increasing the number of authorized shares of Common Stock.  Pursuant to the Purchase Agreement, the Issuer is obligated to promptly submit the amendment to the Issuer's stockholders for approval, and Sun One Price expects the amendment to become effective promptly thereafter.  The shares of Common Stock issued to Sun One Price, including the shares to be received by Sun One Price upon conversion of the Series A Preferred and complete exercise of the Sun One Price Warrant (but no exercise of Pre-Closing Options), constitute approximately 83.25% of the Issuer's outstanding Common Stock.

The aggregate consideration for the Common Stock, Series A Preferred and Sun One Price Warrant acquired by Sun One Price pursuant to the Purchase Agreement was $6,856,500.

All of the shares of Common Stock and Series A Preferred beneficially owned by the Reporting Persons, as well as the junior participation in the Issuer's senior credit facility described in Item 6 of this Schedule 13D, were paid for using funds Sun One Price obtained pursuant to a bridge loan (the "Bridge Loan") provided by Harris Trust and Savings Bank.  Sun Partners III LP and Sun Partners III QP LP, the sole members of Sun One Price, have called capital from their partners, and when that capital is received by such Reporting Persons, it will be contributed to the capital of Sun One Price, and Sun One Price will repay the Bridge Loan in full.

The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The purpose of the transaction was to acquire economic and voting control of the Issuer.  As a result of the transaction, the Reporting Persons acquired Common Stock constituting 83.25% of the Issuer's outstanding Common Stock.  A copy of the Purchase Agreement is attached as Exhibit B and incorporated herein by reference.

In connection with the transaction and in accordance with the terms of the Purchase Agreement, four representatives of the Reporting Persons, including Leder and Krouse, were appointed to the Issuer's board of directors, which currently consists of eight members.  The other members of the Issuer's board of directors are Leonard M. Snyder, the Issuer's Executive Chairman and Chief Executive Officer, Malcolm L. Sherman, an independent director, Robert J. Stevenish, an independent director and Allan Tofias, an independent director.  Two additional representatives of the Reporting Persons will be nominated for election to the Issuer's board of directors at the next annual meeting of the Issuer's stockholders.

The Reporting Persons intend to have open communications with the Issuer's management in order to monitor management's efforts to increase shareholder value.  In connection with that effort, an affiliate of one of the Reporting Persons has entered into a Management Services Agreement (the "Management Services Agreement") whereby such person will provide various administrative and management services to the Issuer in exchange for an annual fee equal to the greater of $500,000 or 6% of the Issuer's EBITDA (as defined in the Management Services Agreement).  The preceding summary of terms of the Management Services Agreement is qualified in its entirety by reference to the detailed provisions of the Management Services Agreement, a copy of which is attached as Exhibit C and incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Pursuant to the terms of the Sun One Price Warrant (as defined in Item 3 above), Sun One Price may purchase up to an aggregate number of shares of Common Stock over a term of 10 years at prices ranging from $0.01 to $22.20 per share, with a weighted average price of $2.35 per share.  The Sun One Price Warrant is exercisable only after Pre-Closing Options have been exercised.  After such time as any Pre-Closing Options have been exercised, Sun One Price has the right to purchase 5.67 times .9795 times the number of shares of Common Stock exercised by the holder of a Pre-Closing Option at the exercise price associated with such Pre-Closing Option.  The Sun One Price Warrant is intended to maintain Sun One Price's approximately 85% ownership of all outstanding Common Stock in the event Pre-Closing Options are exercised.  The preceding summary of terms of the Sun One Price Warrant is qualified in its entirety by reference to the detailed provisions of the Sun One Price Warrant, a copy of which is attached as Exhibit D and incorporated herein by reference.

Pursuant to the terms of an Assignment Agreement ("the Assignment Agreement") by and among Sun One Price, Randolph Street Partners V ("RSP"), H.I.G. Sun Partners, Inc. ("HIG"), and Glenn Oken ("Oken" and together with RSP and HIG, the "Minority Stockholders"), Sun One Price assigned to (i) RSP the right to purchase 51,191 shares of Common Stock, 1 share of Series A Preferred and a warrant to purchase up to 64,070 shares of Common Stock, (ii) HIG the right to purchase 51,191 shares of Common Stock, 1 share of Series A Preferred and a warrant to purchase up to 64,070 shares of Common Stock and (iii) Oken the right to purchase 2,560 shares of Common Stock, .05 shares of Series A Preferred and a warrant to purchase up to 3,203 shares of Common Stock.  The preceding summary of terms of the Assignment Agreement is qualified in its entirety by reference to the detailed provisions of the Assignment Agreement, a copy of which is attached as Exhibit E and incorporated herein by reference.

Pursuant to the terms of a Stockholders' Agreement dated as of June 27, 2003 (the "Stockholders' Agreement") by and among the Issuer, Sun One Price and the Minority Stockholders, each Minority Stockholder has agreed not to transfer any shares of Common Stock (other than certain exempt transfers to affiliates or family members, to Sun One Price or the other Minority Stockholders, or in registered offerings) without first providing a right of first refusal to the Issuer and, if the Issuer does not exercise that right, to Sun One Price.  Sun One Price has agreed not to transfer any shares of Common Stock without providing "tag along" rights to the Minority Stockholders, and the Minority Stockholders have granted "drag along" rights to Sun One Price in connection with any sale of a majority of the fully diluted equity of the Issuer.  Finally, the Issuer has granted, subject to certain exceptions, preemptive rights to the Minority Stockholders in connection with any proposed issuance of equity securities to Sun One Price in order to permit the Minority Stockholders to maintain their percentage equity ownership in the Issuer.  The Stockholders' Agreement will terminate at such time as both (i) the Reporting Persons or their affiliates no longer own or control at least 25% of the Common Stock on a fully diluted basis and (ii) the Reporting Persons or their affiliates no longer control the Issuer's board of directors.  The preceding summary of terms of the Stockholders' Agreement is qualified in its entirety by reference to the detailed provisions of the Stockholders' Agreement, a copy of which is attached as Exhibit F and incorporated herein by reference.

Pursuant to the terms of a Registration Agreement dated as of June 27, 2003 (the "Registration Agreement") by and among the Issuer, Sun One Price and the Minority Stockholders, the holders of a majority of the shares of Common Stock issued to Sun One Price may at any time request, subject to certain limitations, an unlimited number of "demand" registrations on Forms S-1, S-2 or S-3.  The Issuer has also agreed to provide, subject to certain limitations, customary "piggy back" registration rights to the holders of the shares issued to Sun One Price and the Minority Stockholders.  The Issuer has generally agreed to bear all registration expenses in connection with the exercise of these registration rights, other than underwriting discounts and commissions.  The preceding summary of terms of the Registration Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Agreement, a copy of which is attached as Exhibit G and incorporated herein by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 23,490,627 shares of Common Stock, or approximately 85.00% of the Common Stock outstanding.  This number is comprised of (a) 5,014,159 shares of Common Stock that are held directly by Sun One Price, (b) 97.95 shares of Series A Preferred that are held directly by Sun One Price, (c) 6,275,682 shares of Common Stock that are issuable to Sun One Price pursuant to the terms of the Sun One Price Warrant, (d) 51,191 shares of Common Stock that are held directly by RSP, (e) 1 share of Series A Preferred that is held directly by RSP, (f) 64,070 shares of Common Stock that are issuable to RSP pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (g) 51,191 shares of Common Stock that are held directly by HIG, (h) 1 share of Series A Preferred that is held directly by HIG, (i) 64,070 shares of Common Stock that are issuable to HIG pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (j) 2,560 shares of Common Stock that are held directly by Oken, (k) .05 shares of Series A Preferred that is held directly by Oken, and (l) 3,203 shares of Common Stock that are issuable to Oken pursuant to the terms of a warrant to purchase Common Stock of the Issuer.

(b)

Each Reporting Person may be deemed to have shared power to vote or direct the vote of 23,490,627 shares of Common Stock, or approximately 85.00% of the Common Stock outstanding.  This number is comprised of (a) 5,014,159 shares of Common Stock that are held directly by Sun One Price, (b) 97.95 shares of Series A Preferred that are held directly by Sun One Price, (c) 6,275,682 shares of Common Stock that are issuable to Sun One Price pursuant to the terms of the Sun One Price Warrant, (d) 51,191 shares of Common Stock that are held directly by RSP, (e) 1 share of Series A Preferred that is held directly by RSP, (f) 64,070 shares of Common Stock that are issuable to RSP pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (g) 51,191 shares of Common Stock that are held directly by HIG, (h) 1 share of Series A Preferred that is held directly by HIG, (i) 64,070 shares of Common Stock that are issuable to HIG pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (j) 2,560 shares of Common Stock that are held directly by Oken, (k) .05 shares of Series A Preferred that is held directly by Oken, and (l) 3,203 shares of Common Stock that are issuable to Oken pursuant to the terms of a warrant to purchase Common Stock of the Issuer.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 23,009,069 shares of Common Stock, or approximately 83.25% of the Common Stock outstanding.  This number is comprised of (a) 5,014,159 shares of Common Stock that are held directly by Sun One Price, (b) 97.95 shares of Series A Preferred that are held directly by Sun One Price and (c) 6,275,682 shares of Common Stock that are issuable to Sun One Price pursuant to the terms of the Sun One Price Warrant.

The Reporting Persons and the Minority Stockholders may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Stockholders' Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders.  The table below lists the number of shares beneficially owned by each of the Minority Stockholders in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.

Name:	Common Stock:	Common Stock Issuable Upon Conversion of Series A Preferred:	Common Stock Issuable Upon Exercise of Warrant:	Total:
Randolph Street Partners V	51,191	119,645	64,070	234,906

H.I.G. Sun Partners, Inc.	51,191	119,645	64,070	234,906

Glenn Oken	2,560	5,982	3,203	11,745

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies other than the following:

On June 27, 2003, Sun One Price entered into a Junior Participation Agreement (the "Junior Participation Agreement") with Enhanced Retail Funding LLC ("ERF"), pursuant to which Sun One Price paid ERF $1,000,000 in exchange for a junior participation in the Second Supplemental Loan (as defined in the Loan and Security Agreement between the Issuer (and the other borrowers party thereto) and Congress Financial Corporation (Southern), dated as of March 25, 1996 (as amended from time to time)), which Second Supplemental Loan has been 100% participated to ERF pursuant to the terms of that certain Amended and Restated Participation Agreement [Second Supplemental Loan] dated April 2, 2003.  The preceding summary of terms of the Junior Participation Agreement is qualified in its entirety by reference to the detailed provisions of the Junior Participation Agreement, a copy of which is attached as Exhibit H and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Schedule A	-	Additional Information Required by Item 2 of Schedule 13D
Exhibit A	-	Schedule 13D Joint Filing Agreement, dated June 27, 2003, by and among each of the Reporting Persons
Exhibit B	-	Stock Purchase Agreement
Exhibit C	-	Management Services Agreement
Exhibit D	-	Sun One Price Warrant
Exhibit E	-	Assignment Agreement
Exhibit F	-	Stockholders' Agreement
Exhibit G	-	Registration Agreement
Exhibit H	-	Junior Participation Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2003	SUN ONE PRICE, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	/s/ Marc J. Leder
Marc J. Leder

Date: June 27, 2003	/s/ Rodger R. Krouse
Rodger R. Krouse

SCHEDULE A

Sun One Price, LLC

Set forth below is the name and business address of each manager of Sun One Price.  Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Sun Capital Partners III, LLC

Set forth below is the name and business address of each manager of Sun Partners III LLC.  Each such person is a citizen of the United States of America.

Name	Title	Address

Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

* * * * * *

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date set forth opposite their name.

Date: June 27, 2003	SUN ONE PRICE, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	SUN CAPITAL PARTNERS III, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: June 27, 2003	/s/ Marc J. Leder
Marc J. Leder

Date: June 27, 2003	/s/ Rodger R. Krouse
Rodger R. Krouse